On September 9, 2010, NASDAQ Listing Qualifications staff (Staff) notified China Infrastructure Investment Corporation (Company) that that its common stock had failed to maintain a minimum bid price of 1 dollar over the previous 30 consecutive business days as required by Rule 5550(a)(2). The Company was provided a period of 180 calendar days in which to regain compliance. The Company failed to meet the bid price requirement within the first 180 day period and Staff determined that the Company was eligible for a second 180 day period to regain compliance pursuant to Rule 5810(c)(3)(A)(ii), and, as required by the rule, the Company committed to cure the deficiency by the expiration of the compliance period. On
September 7, 2011, Staff informed the Company that it had determined to delist the Companys securities for failing to regain compliance with Rule 5550(a)(2). On September 13, 2011, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On October 17, 2011, Staff provided the Company notice that it had determined the Companys actions with regard to substantial loans and advances to related parties raised public interest concerns under Rule 5101, and as such, served as an additional basis for delisting the Companys securities from Nasdaq. On November 16, 2011, the Panel issued a decision that affirmed Staffs determination to delist the Company based on its violation of the bid price requirement in Rule 5550(a)(2) and pursuant to Rule 5101.
On November 29, 2011, the Company appealed the Panel decision to the Listing Council. On February 17, 2012, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On March 13, 2012, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).